03013962

AB 3/6/03

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. 207 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWIFT ENERGY MARKETING COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16825 Northchase Drive, Suite 400

(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Herring Hagerman **(281) 874-2733**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Houston Center, 1401 McKinney, Suite 1200	Houston	TX	77010-2007
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/17/2003

OATH OR AFFIRMATION

I, Linda Herring Hagerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Swift Energy Marketing Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn to before me
this 21st day of February A.D. 2003

Notary Public

My commission expires

NANCY R. MEGAS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
01-25-2005

This report contains (check all applicable items):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital
(1)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Computation of Net Capital
N/A	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
N/A	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
N/A	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
N/A	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
N/A	(m)	A copy of the SIPC Supplemental Report
N/A	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent Auditors' Supplementary Report on Internal Control

(1) See Schedule I page 2 of 2.

Financial Statements and Supplemental Information

Swift Energy Marketing Company

Year ended December 31, 2002
with Report and Supplementary Report
of Independent Auditors

Swift Energy Marketing Company

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors
Swift Energy Marketing Company

We have audited the accompanying statement of financial condition of Swift Energy Marketing Company (the "Company") as of December 31, 2002, and the related statements of income (loss), changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swift Energy Marketing Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 18, 2003

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	21,181
ACCOUNTS RECEIVABLE		--
COMPUTER SOFTWARE, EQUIPMENT, AND OTHER ASSETS, Net of accumulated depreciation and amortization of $358,860		--
Total assets	$	21,181

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	--
Accounts payable to Swift Energy Company		--
Total current liabilities		--
LONG-TERM SUBORDINATED NOTES PAYABLE TO SWIFT ENERGY COMPANY		3,300,000
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		6,869,329
Retained earnings (deficit)		(10,149,148)
Total shareholder's equity		(3,278,819)
Total liabilities and shareholder's equity	$	21,181

See accompanying notes

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions	$	--
Total revenues		--
EXPENSES:		
Selling, general, and administrative		9,034
Interest		268,500
Total expenses		277,534
NET LOSS	$	(277,534)

See accompanying notes

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-In Capital	Retained Deficit
	Shares	Par Value		
BALANCE, January 1, 2002	1,000	$1,000	$6,600,829	$(9,871,614)
Capital contributions from Swift Energy Company (Note 2)	--	--	268,500	--
Net loss	--	--	--	(277,534)
BALANCE, December 31, 2002	1,000	$1,000	$6,869,329	$(10,149,148)

See accompanying notes

SWIFT ENERGY MARKETING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (277,534)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash interest expense	268,500
Net cash used in operating activities	(9,034)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from Swift Energy Company	--
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,034)
CASH AND CASH EQUIVALENTS, beginning of year	30,215
CASH AND CASH EQUIVALENTS, end of year	$ 21,181

See accompanying notes

SWIFT ENERGY MARKETING COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. ORGANIZATION

Swift Energy Marketing Company (the "Company") is a Texas corporation and a wholly owned subsidiary of Swift Energy Company (a Texas corporation). The Company acts as dealer-manager for oil and gas limited partnership offerings sponsored by Swift Energy Company.

The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section (k)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the Securities Board of Texas and various other states.

The Company is dependent upon Swift Energy Company for all of its revenues. Swift Energy Company is also the principal financing entity for the Company. The operations of the Company are significantly affected by the level of investor subscriptions for the oil and gas limited partnership offerings sponsored by Swift Energy Company. In 2002, Swift Energy Company did not sponsor any oil and gas limited partnerships, therefore, there were no investor subscriptions. Swift Energy Company is currently evaluating the economic benefit of continuing to maintain the Company's broker-dealer license. However, no decision has been made to date to terminate its broker-dealer license. Swift Energy Company has committed to provide additional financing to the Company to the extent such financing is required to continue operations and meet regulatory capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Income Taxes

The Company follows the liability method to account for income taxes. Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. The Company files a consolidated federal income tax return with its sole shareholder, Swift Energy Company, where the Company's tax assets are recorded. Pursuant to the

requirements of the Securities and Exchange Commission for registered broker/dealers, the Company computes its provision for income taxes on a standalone basis. The Company has historically had significant net operating losses and incurred a loss in the current year. Accordingly, the Company has not recorded a tax benefit.

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. All depreciable assets were fully depreciated as of December 31, 1997.

Cash Flow Information

Cash and cash equivalents include cash and all highly liquid short-term time deposits held in banks. Non-cash financing activities include a capital contribution from Swift Energy Company of $268,500, representing a non-cash settlement of interest payable on the Company's subordinated notes payable.

3. SUBORDINATED NOTES PAYABLE TO SWIFT ENERGY COMPANY

The Company's notes payable consist of subordinated notes payable to Swift Energy Company. These notes are unsecured and are subordinated to claims of general creditors. In 2002, the board of directors extended the maturity dates on seven of the subordinated notes, totaling $2,100,000, from 2003 to 2006. The notes bear interest at rates ranging from 7 percent to 9 percent. The principal amounts of the notes mature at various dates between March 2004 and September 2006 as follows:

Year	Principal Due
2004	$ 700,000
2005	500,000
2006	2,100,000
Total	$3,300,000

The subordinated notes have been approved by the National Association of Securities Dealers as satisfactory subordination agreements and have been included as a component in computing the Company's net capital (See Note 4). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. NET CAPITAL REQUIREMENTS

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, and a ratio of aggregate indebtness to net capital that does not exceed 15 to one, as defined. At December 31, 2002, the Company had net capital of $21,181, which was $16,181 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0 to one at December 31, 2002.

5. RELATED PARTY TRANSACTIONS

During 2002, all office administration and personnel costs of the Company were paid by Swift Energy Company.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents and subordinated notes payable. The carrying amounts of cash and cash equivalents approximate fair value due to the highly liquid nature of the short-term instruments. It is not practicable to estimate the fair value of the subordinated notes payable (See Note 3) because a comparable market value cannot be reasonably estimated. These notes are payable to Swift Energy Company and to the extent that such borrowings are needed for equity purposes, they may not be repaid.

SWIFT ENERGY MARKETING COMPANY

Supplementary Information Required Under Rule 17a-5 of the Securities and Exchange Commission

As of December 31, 2002

NET CAPITAL		
Total shareholder's equity (deficit)	$	(3,278,819)
Deduct shareholder's equity not allowable for net capital		--
Total shareholder's equity (deficit) qualified for net capital		(3,278,819)
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,300,000
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		21,181
Deductions and/or charges:		
A. Non-allowable assets		
Accounts receivable		--
Computer equipment and other assets, net		--
B. Secured demand note deficiency		--
C. Commodity futures contracts and spot commodities-proprietary capital charges		--
D. Other deductions and/or charges		--
Net capital before haircuts on securities positions		21,181
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		--
B. Deficit in securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Exempted securities		--
2. Debt securities		--
3. Options		--
4. Other securities		--
D. Undue concentrations		--
E. Other		--
Net capital	$	21,181

(continued)

SWIFT ENERGY MARKETING COMPANY

Supplementary Information Required Under Rule 17a-5 of the
Securities and Exchange Commission

As of December 31, 2002

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	--
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited		--
Other unrecorded amounts		--
		--
Less adjustment based on special reserve bank accounts		--
Total aggregate indebtedness	$	--
Ratio: Aggregate indebtedness to net capital		0.0 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Net capital from page 1	$	21,181
Net capital in excess of minimum	$	16,181

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS, for the year ended December 31, 2002

Balance, beginning of year	$	3,300,000
Increases		--
Decreases		--
Balance, end of year	$	3,300,000

SWIFT ENERGY MARKETING COMPANY

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Swift Energy Marketing Company

In planning and performing our audit of the financial statements and supplemental schedules of Swift Energy Marketing Company (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
February 18, 2003